Encana Acquisition of Newfield Exploration Co. January 2019

Executive Summary Strategic rationale Acquisition creates a premium E&P company Combined business generates strong free cash flow, expanding ability to return capital and opening strategic opportunities across the portfolio High confidence synergies expected to represent significant value creation to Encana shareholders Leading Anadarko acreage primed for full application of cube development High return asset which strengthens portfolio and reinforces strategy Transaction overview All stock merger resulting in Newfield shareholder owning 36.5% of the combined company based on pro forma outstanding shares Fixed exchange ratio of 2.6719x Encana shares per Newfield share Key dates and times 1/8/19: Record date (close of business) 2/8/19: Encana proxy cutoff date (8:00 am MT) 2/11/19: Newfield proxy cutoff date (11:59pm ET) 2/12/19: Shareholder vote (both Encana and Newfield) (8:00 am MT / 9:00 am CT)

The Acquisition Creates A Premium E&P Company Premium shale positions in 3 top shale plays supports a sustainable business across price environments Focused on generating free cash flow(1) Maintaining liquidity and a strong leverage profile Dynamic capital allocation across portfolio, mitigating regional market constraints Transfer of ideas and technologies across portfolio 2019 Buyback of an additional $1.25 billion following closing supported with cash on hand Transaction accretive to per share free cash flow(1) and cash flow(1) Significant optionality across the portfolio to grow free cash flow(1), monetize non-core assets and return additional capital to shareholders 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website.

Disciplined, Focused and Profitable Growth Leading North American unconventional producer with: Resilient, multi-basin portfolio supporting a strong balance sheet Compelling return of capital to shareholders Sustainable free cash flow(1) growth + + quality growth potential return capital to shareholders financial strength 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website.

Newfield Acquisition Aligned With Strategy Top tier resource, multi-basin optionality Core-of-the-core positions in 3 of North America’s top basins Operational excellence Leading operator in stacked pay development Anadarko primed for Cube Development Market fundamentals Track record of risk mitigation and margin enhancement Anadarko ideally located near Cushing, OK (WTI) Capital allocation Disciplined capital allocation to core assets Multi-basin portfolio provides optionality to mitigate regional risks Maximize value of non-core assets Balance sheet strength Further strengthens balance sheet and reduces cost of capital TOP TIER RESOURCE OPERATIONAL EXCELLENCE Balance sheet strength MARKET FUNDAMENTALS CAPITAL ALLOCATION

Acquisition of High Return Asset Source:Acreage values based on RSEG. 1Type curves have been normalized to 10,000 laterals. (1) (1) Anadarko Permian Selected precedent transactions ($000’ / net acre)

Newfield’s Anadarko Acreage Primed for Full Application of Cube Development The “right rocks” in the Anadarko Basin have been identified by our technical team after years of study The premium quality of the acreage has been affirmed by independent technical research analysts such as RS Energy Group We have consistently demonstrated across our portfolio that we are the premier operator of resource plays Our unrivaled expertise in cube development is a game changer and will generate an inflection point on efficiencies and economics in the Anadarko Immediate benefits will be seen as we reduce costs Encana’s drilled >1,300 wells from >230 multi-well pads Many pads used >1 rig, reducing cycle time and cost Assets are in the ideal marketing location with no egress or infrastructure concerns Q3/2018 results seen by operators in Anadarko have been positive and demonstrate momentum returning to the play Acquired Anadarko acreage will compete with our other core assets (1) Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website. Source:RSEG, NFX investor presentation and Q3 2018 report. Multi-well pad Development Anadarko Peak Oil Percentage Multi-well pads Multi-well pad wells ECA Midland ECA Montney ECA Eagle Ford ECA Duvernay Newfield Anadarko

Anadarko Poised for Cube Development Held by production wells completed primarily with low frac intensity Reduces future parent-child interactions “Lease Line Pairs” maximizes potential un-drained development acreage Modern completions, multi-well cubes core ECA competency Decades of high return, free cash flow(1) generating inventory Source:Newfield Exploration. 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website.

High Confidence Synergies Cube Development Synergies in Anadarko Annualized G&A Costs ($MM/yr) ~ $125 MM/year in annual G&A synergies for the combined business ~$125 MM/year well cost synergies (costs down by at least $1 MM/well) $1 MM/well savings x 125 net wells = ~$125 MM/year

Pro Forma Company Generates An Even Stronger Free Cash Flow Profile, Expanding the Ability to Return Capital to Shareholders 2019 Priorities Rapid and successful integration of Newfield Achieve run rate synergies in H2 2019 Immediately deploy cube development model to Anadarko Generate free cash flow(1) Free cash flow prioritized over production growth Responsive 2019 program based on market conditions Commitment to return cash to shareholders in 2019 $1.25B share buyback and 25% increase to dividend, following close of Newfield transaction Funded with cash on hand Disciplined capital allocation ~3/4 of 2019 capital to 3 core growth assets Optimize free cash flow(1) and liquids production from other assets: Eagle Ford, Williston and Duvernay Strong balance sheet Leverage remains within target range 25% INCREASE IN QUARTERLY CASH DIVIDEND $1.25 BILLION SHARE REPURCHASE PROGRAM IN 2019 STRONG BALANCE SHEET LEVERAGE WITHIN TARGET RANGE 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website.

Expect to generate free cash flow(1) at current commodity prices Expect 2019 capital spend to be lower than combined 2018 ECA+NFX ~3/4 of capital to core growth assets; Permian, Anadarko & Montney Optimizing free cash flow(1) from other assets; Eagle Ford, Williston, and Duvernay Liquids growth in mid-to-high single digits Strong hedge position protects cash flow(1) Pro Forma Company Generates An Even Stronger Free Cash Flow Profile, Expanding the Ability to Return Capital to Shareholders (cont’d) 2019 Initial Capital Allocation 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website.

Historical Relative Share Price Performance As of 10/31/2018 3 years Selected Canadian E&P companies(3) (25.4%) Encana 34.4% Newfield (49.9%) Selected Permian E&P companies(1) 23.2% Selected Diversified E&P companies(2) 2.5% 11/1/15 10/31/16 10/31/17 10/31/18 20 40 60 80 100 120 140 160 180 3 months 2 years 3 years Encana (27.0%) 7.7% 34.4% Newfield (29.6%) (50.1%) (49.9%) Selected Permian E&P companies (1) (19.9%) (9.3%) 23.2% Selected Diversified E&P companies (2) (17.5%) 3.2% 2.5% Selected Canadian E&P companies (3) (17.5%) (48.3%) (25.4%) Source:FactSet as of 10/31/18. 1Selected Permian E&P companies include Diamondback Energy, Parsley Energy and Pioneer Natural Resources. 2Selected Diversified E&P companies include Cimarex Energy, Continental Resources, Devon Energy, EOG Resources, Marathon Oil, Noble Energy, Oasis Petroleum, Whiting Petroleum, and WPX Energy. 3Selected Canadian E&P companies include ARC Resources, Tourmaline Oil and Seven Generations Energy.

Selected Technical Research Commentary Source: RSEG and Wood Mackenzie. “The SCOOPISTACK entry price was favorable at an implied value of $6,850/acre... Offsetting M&A transactions in the SCOOP I STACK occurred at $10,000/acre and higher. ” “ECA's cube-style development could improve NFX's results with the benefit of co-completing wells and lower costs. Running our high case, EURs could increase 10% and well costs could drop by $1 million.” ““NFX provides scale and diversification to ECA’s portfolio by adding 807,000 net acres in the SCOOP/STACK, Bakken, Arkorna Woodford and Uinta. Liquids exposure increases slightly…Nearly all the value of the acquisition comes from NFX’s 360,000-net-acre position in the SCOOP/STACK where the company allocates 80% of its 2018 capital.” RS Energy Group, November 2, 2018 ECA ACQUIRES NFX: ECA Scoops STACK for Stock “We value Newfield Exploration at US$11.2 billion (NPV10, effective November 2018) … The deal stands out from other Lower 48 2018 mega-deals in that Encana had no previous foothold in the marquee-play acquired. We contend that not only is Encana getting a good deal on the package, but also gaining control of one of the top operators in the region.” “Against the backdrop of Permian headwinds such as takeaway capacity constraints, cost inflation and geological risks related to parent/child wells, the Mid-Continent complements the Eagle Ford as an attractive alternative investment option.” Wood Mackenzie, November 1, 2018 “Deal consideration is valued at a 35% premium to Newfield's closing share price on the day prior of the deal announcement, and a 45% discount to Wood Mackenzie's base-case valuation. This highlights the opportunistic move by Encana, a well-timed deal atypical of its previous US transactions. The dividend hike and US$1.1 billion upgrade to the company's share repurchase program will mitigate the impact of the equity dilution to existing Encana shareholders. Moving forward, the company will wield a stronger balance sheet and is still guiding for generating free cash flow in 2019. ” “The company has been diligent to lock in prices and secure sufficient market access, but bottlenecks and cost inflation remain a risk in the Permian. The SCOOP/STACK provides Encana with further optionality.” Wood Mackenzie, November 2018 Encana diversifies with US$8.2 billion acquisition of Newfield Deal analysis reports Key takeaways Confidence in Encana’s strong operational track record to achieve targets in STACK / SCOOP and application of the cube-style development Purchase price is favorable to Encana Attractive alternative to further consolidation in the Permian today which is facing some headwinds

The Acquisition Creates A Premium E&P Company 1Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website. Premium shale positions in 3 top shale plays supports a sustainable business across price environments Focused on generating free cash flow(1) Maintaining liquidity and a strong leverage profile Dynamic capital allocation across portfolio, mitigating regional market constraints Transfer of ideas and technologies across portfolio 2019 Buyback of an additional $1.25 billion following closing supported with cash on hand Transaction accretive to per share free cash flow(1) and cash flow(1) Significant optionality across the portfolio to grow free cash flow(1), monetize non-core assets, return additional capital to shareholders

Appendix

CAPITAL ALLOCATION PRINCIPLES

15

Return of Capital Model

Lower Prices

Priority #1 - Financial Strength

Investment grade credit ratings
Manage leverage at mid-cycle prices to ~1.5x net debt to adjusted EBITDA[2]
Strong liquidity

Priority #2 – Dividends[1]

Sustain current dividend

Priority #3 - Sustain Cash Flow[2]

Maintain scale (cash flow[2] and liquids production) in core areas

Priority #4 – Incremental Return of Capital to Shareholders

Ongoing share buybacks
Dividend increases[1] as sustainable free cash flow[2] grows

Priority #5 – Growth Investment

Focused investment to expand free cash flow and generate full-cycle returns

Higher Prices

[1]Declaration and payment of future dividends subject to board approval.
[2]Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company's website.

encana

16

Overview of Encana's Evaluation Process

2013

- Encana formed an internal multi-disciplinary group to undertake major strategic review and consider options that would generate long term shareholder value
- Having met the strategic goals set out in 2013, Encana management assembled another internal multi-disciplinary strategy group to help shape the next five-year plan to grow shareholder value
- Newfield's position in STACK/SCOOP was identified as one of five potential candidates for further study as a potential inorganic growth option

Spring 2016

- Encana management outlined for the board extensive review of Newfield based on publicly available information at the annual strategy session
- It was agreed that Encana should approach Newfield to explore a potential strategic acquisition

July 30 – 31, 2018

September 2018

- CEOs of the two companies discussed on various occasions a potential acquisition
- Meanwhile, Newfield also discussed with three other companies a potential transaction

October 29, 2018

- Newfield CEO proposed to Encana that its board would be interested in an all-stock transaction if Newfield's stockholders would own 38% of the pro-forma company
  - Implies an exchange ratio of 2.8490 Encana shares for each Newfield share

~2.5 years

~4.5 years

2013 2014 2015 2016 2017 2018

July 2015

- Technical experts within Encana's business development and strategy teams were directed to maintain an in-depth and on-going study of the Anadarko Basin. The findings of this analysis and recommendation were shared with Encana's board

July 2017

- Newfield was again identified by management among four inorganic opportunities for additional study
- The Encana board, however, determined that the timing was not right to approach Newfield regarding a potential transaction

October 10, 2018

- Encana board met to discuss the proposed strategic acquisition. After review of available financial, legal and commercial information, it was agreed that Encana would submit a non-binding proposal
- Encana submitted a non-binding proposal proposing an acquisition of Newfield for an aggregate consideration of $1.0 billion in cash and 470,200,000 Encana common shares

October 31, 2018

- After further discussions, the two companies reached an agreement based on a 36.5% pro forma ownership for Newfield's shareholders
  - Implies an exchange ratio of 2.6719 Encana shares for each Newfield share

Source: Joint proxy / prospectus dated 1/8/2019.

encana

Core-Of-The-Core Positions in 3 Top North American Plays Montney 201 Mboe/d 22% liquids Duvernay 16 Mboe/d 43% liquids Eagle Ford 50 Mboe/d 82% liquids Uinta 19 Mboe/d 84% liquids Anadarko 144 Mboe/d 60% liquids Williston 21 Mboe/d 86% liquids Permian 99 Mboe/d 85% liquids Arkoma 81 MMcf/d Source: Production levels as of 9/30/2018.

Cube Development Overview Hydro-carbon-rich rock beneath the surface, known as stacked pay, potentially hold large amounts of barrels of oil equivalent The Cube Development approach uses large multi-well pads with multiple drilling rigs, advanced completion designs and detailed planning to drive above-ground and below-ground efficiencies and reduce development costs Above-ground benefits: Faster drill times More efficient use of equipment, crews, infrastructure and resources Minimized surface footprint Below-ground benefits: Optimizes resource recovery Minimizes inter-wellbore communication Minimizes downtime on existing wells Ultimately a major benefit to drilling and completing an entire cube patters of wells positioned in multiple zones at once Cube Development is ideal for commercial development in the Anadarko Cube Development Maximizing Recovery from Stacked Pay Source: Encana management.

Review of ECA Athlon and PrairieSky Transactions Athlon purchase price was in line with recent Permian acreage transaction values(1) Acquired Athlon asset has undergone significant development under Encana, now forming a core part of the portfolio Encana’s monetization of PrairieSky and acquisition of Athlon demonstrate a strong history of making strategic portfolio management decisions to drive value PrairieSky sold at substantial premium relative to ECA Athlon acquisition fully funded by PrairieSky and Big Horn dispositions (US$/acre) Enterprise value / FY1 EBITDA % of ECA prod. 11% 16% 27% 35% (Mboe/d) (US$MM) ~68% funded >30% Permian production CAGR (2) (3) 1Chart reflects the 4 largest Permian transactions since the Athlon deal. Acreage values based on RSEG. 2Production at the time of the acquisition. 3Adjusted for US$1 billion of contingent payments.

Strong Track Record of Strategic Non-Core Divestitures 2014 2015 2016 2017 2018 San Juan San Juan San Juan San Juan San Juan – Q4 ‘18 Wheatland Wheatland Wheatland Wheatland – Q4 ‘17 Piceance Piceance Piceance Piceance – Q3 ‘17 TMS TMS TMS TMS - Q2 ‘17 Granite Wash Granite Wash Granite Wash - Q4 ’16 DJ Basin DJ Basin DJ Basin – Q3 ‘16 Gordondale Gordondale Gordondale – Q3 ‘16 Wind River Wind River – Q1 ‘15 Haynesville Haynesville – Q3 ’15(1) PrairieSky Royalty Q2 ‘14 Big Horn – Q2 ‘14 Sabine – Q1 ‘14 Jonah – Q1 ‘14 East Texas – Q2 ‘14 Michigan – Q3 ‘14 Eaglebine – Q2 ‘14 1Encana also additionally reduced its gathering and midstream commitments by US$480 million on an undiscounted basis. $12B

Important information for investors and shareholders Participants in merger solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, transfer or solicitation of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Encana and Newfield, Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Encana and Newfield that also constitutes a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018 and Encana and Newfield commenced mailing the definitive joint Proxy Statement/Prospectus to their respective shareholders on or about January 8, 2019 in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield are available free of charge on Newfield’s website or by contacting investor relations. Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above. All amounts in this presentation are in U.S. dollars unless otherwise specified.

Future Oriented Information This presentation contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. FLS include: timing of closing of the transaction expectation that closing conditions, including shareholder approvals and regulatory approvals, will be satisfied anticipated benefits from the transaction, including synergies therefrom, and expected optionality across the portfolio anticipated production and commodity mix as a result of the transaction transaction alignment with strategy, including assets fit with cube development approach, focus of capital allocation and criteria for assets in Encana’s portfolio to attract capital or be monetized expectation that the transaction is accretive to certain metrics in Encana’s five year plan anticipated capital program, including focus of development and allocation thereof, number of wells on stream, level of capital productivity, expected return and source of funding well performance, completions intensity, location of acreage and costs relative to peers and within assets anticipated production, including growth from core assets, cash flow, free cash flow, capital coverage, payout, profit, net present value, rates of return, recovery, return on capital employed, production and execution efficiency, operating, income and cash flow margin, and margin expansion, including expected timeframes number of potential drilling locations (including premium return inventory and ability to add to or consume such inventory), well spacing, number of wells per pad, decline rate, rig count, rig release metrics, focus and timing of drilling, anticipated vertical and horizontal drilling, cycle times, commodity composition, gas-oil ratios and operating performance compared to type curves running room and scale of assets, including its competitiveness and pace of growth against peers pacesetting metrics being indicative of future well performance and costs, and sustainability thereof timing, success and benefits from innovation, cube development approach, advanced completions design, scale of development, high-intensity completions and precision targeting, and transferability of ideas expected transportation and processing capacity, commitments, curtailments and restrictions, including flexibility of commercial arrangements and costs and timing of certain infrastructure being operational anticipated reserves and resources, including product types and stacked resource potential anticipated third-party incremental and joint venture carry capital ability to manage costs and efficiencies, including drilling and completion, operating, corporate, transportation and processing, staffing, services and materials secured and supply chain management expected net debt, net debt to adjusted EBITDA, target leverage, financial capacity and other debt metrics growth in long-term shareholder value, options to maximize shareholder returns and timing thereof commodity price outlook outcomes of risk management program, including exposure to commodity prices and foreign exchange, amount of hedged production, market access, market diversification strategy and physical sales locations management of balance sheet and credit rating, including access to sources of liquidity and available cash execution of strategy and future outlook in five-year plan, including expected growth, returns, free cash flow, projections based on commodity prices and use of cash therefrom environmental, health and safety performance advantages of a multi-basin portfolio anticipated return of capital model and priorities therein anticipated dividends or changes thereto following closing impact of changes in laws and regulations, including recent U.S. tax reform anticipated size of share buyback, including amount and number of shares, anticipated timeframe and benefits of program Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: ability to satisfy closing conditions, regulatory and shareholder approvals, enforceability of transaction agreements, future commodity prices and differentials; foreign exchange rates; ability to access credit facilities and shelf prospectuses; assumptions contained in the Company’s corporate guidance, five-year plan and as specified herein; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; effectiveness of Encana's drive to productivity and efficiencies; results from innovations; expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; assumed tax, royalty and regulatory regimes; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana's historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield, ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction, risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction, ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; variability and discretion of Encana's board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties, including impact of weather; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; fluctuations in currency and interest rates; risks inherent in Encana's corporate guidance; failure to achieve cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; risks associated with existing and potential lawsuits and regulatory actions made against Encana; impact of disputes arising with its partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; Encana's ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of liquids and natural gas from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future acquisitions or divestitures of certain assets or other transactions or receipt of amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana's business, as described in its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by FLS are reasonable, there can be no assurance FLS will prove to be correct. Readers are cautioned that the above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained herein are expressly qualified by these cautionary statements. Certain future oriented financial information or financial outlook information is included in this presentation to communicate current expectations as to Encana’s performance. Readers are cautioned that it may not be appropriate for other purposes. Rates of return for a particular asset or well are on a before-tax basis and are based on specified commodity prices with local pricing offsets, capital costs associated with drilling, completing and equipping a well, field operating expenses and certain type curve assumptions. Pacesetter well costs for a particular asset are a composite of the best drilling performance and best completions performance wells in the current quarter in such asset and are presented for comparison purposes. Drilling and completions costs have been normalized as specified in this presentation based on certain lateral lengths for a particular asset. Premium well locations are locations with expected after tax returns greater than 35% at $50/bbl WTI and $3/MMBtu NYMEX. For convenience, references in this presentation to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries. References in this presentation to “Newfield’ refer to Newfield Exploration Company may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships of Newfield Exploration Company, and the assets, activities and initiatives of such subsidiaries.

Advisory Regarding Oil & Gas Information All Encana reserves and economic contingent resources estimates in this presentation are effective as of December 31, 2017, prepared by qualified reserves evaluators in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation ("COGE") Handbook, National Instrument 51-101 (NI 51-101) and SEC regulations, as applicable. On August 14, 2017, Encana was granted an exemption by the Canadian Securities Administrators from the requirements under NI 51-101 that each qualified reserves evaluator or qualified reserves auditor appointed under section 3.2 of NI 51-101 and who execute the report under Item 2 of Section 2 of NI 51-101 be independent of Encana. Notwithstanding this exemption, for year-ended December 31, 2017, Encana involved independent qualified reserves auditors to audit a portion of the Company’s reserves and economic contingent resources estimates. Detailed Canadian and U.S. protocol disclosure will be contained in the Form 51-101F1 and Annual Report on Form 10-K, respectively. Additional detail regarding Encana's economic contingent resources disclosure will be available in the Supplemental Disclosure Document filed concurrently with the Form 51-101F1. Information on the forecast prices and costs used in preparing the Canadian protocol estimates will be contained in the Form 51-101F1. For additional information relating to risks associated with the estimates of reserves and resources, see "Item 1A. Risk Factors" of the Annual Report on Form 10-K. Information relating to Newfield oil and gas information, including locations, IP rates, estimated ultimate recovery, well performance metrics and estimated resources is based on information provided by Newfield or Newfield’s public filings. Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is uncertainty that it will be commercially viable to produce any portion of the resources. All of the resources classified as contingent are considered to be discovered, and as such have been assigned a 100% chance of discovery, but have however been risked for the chance of development. The chance of development is defined as the likelihood of a project being commercially viable and development proceeding in a timely fashion. Determining the chance of development requires taking into consideration each contingency and quantifying the risks into an overall development risk factor at a project level. Contingent resources are defined as “economic contingent resources” if they are currently economically recoverable and are categorized as economic if those contingent resources have a positive net present value under currently forecasted prices and costs. In examining economic viability, the same fiscal conditions have been applied as in the estimation of Encana’s reserves. Contingencies include factors such as required corporate or third party (such as joint venture partners) approvals, legal, environmental, political and regulatory matters or a lack of infrastructure or markets. None of Encana’s estimated contingent resources are subject to technical contingencies. Encana uses the terms play, resource play, total petroleum initially-in-place (“PIIP”), natural gas-in-place (“NGIP”), and crude oil-in-place (“COIP”). Play encompasses resource plays, geological formations and conventional plays. Resource play describes an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. PIIP is defined by the Society of Petroleum Engineers - Petroleum Resources Management System (“SPE-PRMS”) as that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resource potential”). NGIP and COIP are defined in the same manner, with the substitution of “natural gas” and “crude oil” where appropriate for the word “petroleum”. As used by Encana, estimated ultimate recovery (“EUR”), which Encana may refer to as recoverable resource potential, has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Encana has provided information with respect to its assets which are “analogous information” as defined in NI 51-101, including estimates of PIIP, NGIP, COIP, EUR and production type curves. This analogous information is presented on a basin, sub-basin or area basis utilizing data derived from Encana's internal sources, as well as from a variety of publicly available information sources which are predominantly independent in nature. Production type curves are based on a methodology of analog, empirical and theoretical assessments and workflow with consideration of the specific asset, and as depicted in this presentation, is representative of Encana’s current program, including relative to current performance, but are not necessarily indicative of ultimate recovery. Some of this data may not have been prepared by qualified reserves evaluators, may have been prepared based on internal estimates, and the preparation of any estimates may not be in strict accordance with COGEH. Estimates by engineering and geo-technical practitioners may vary and the differences may be significant. Encana believes that the provision of this analogous information is relevant to Encana's oil and gas activities, given its acreage position and operations (either ongoing or planned) in the areas in question, and such information has been updated as of the date hereof unless otherwise specified. Due to the early life nature of the various emerging plays discussed in this presentation, PIIP is the most relevant specific assignable category of estimated resources. There is no certainty that any portion of the resources will be discovered. There is no certainty that it will be commercially viable to produce any portion of the estimated PIIP, NGIP, COIP or EUR. Estimates of Encana potential gross inventory locations (not including locations of Newfield Exploration Company), including premium return well inventory, include proved undeveloped reserves, probable undeveloped reserves, un-risked 2C contingent resources and unbooked inventory locations. Approximately 40 percent of such locations are booked as of December 31, 2017 and are in respect of gross locations that have been categorized as either reserves or contingent resources, including 744 proved undeveloped locations, 1,399 probable undeveloped locations and 6,857 un-risked 2C contingent resource locations (in the development pending, development on-hold or development unclarified project maturity sub-classes). Unbooked locations have not been classified as either reserves or resources and are internal estimates that have been identified by management as an estimation of Encana's multi-year potential drilling activities based on evaluation of applicable geologic, seismic, engineering, production, resource and acreage information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations may have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production. 30-day IP and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

Certain measures in this presentation do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies. These measures have been provided for meaningful comparisons between current results and other periods and should not be viewed as a substitute for measures reported under U.S. GAAP. For additional information regarding non-GAAP measures, including reconciliations, see the Company’s website and Encana’s most recent Annual Report as filed on SEDAR and EDGAR. Non-GAAP measures include: Non-GAAP Measures Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS) and Non-GAAP Free Cash Flow – Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and current tax on sale of assets. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Non-GAAP Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry, and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees.  Net Debt, Adjusted EBITDA and Net Debt to Adjusted EBITDA – Net Debt is defined as long-term debt, including the current portion, less cash and cash equivalents. Management uses this measure as a substitute for total long-term debt in certain internal debt metrics as a measure of the company’s ability to service debt obligations and as an indicator of the company’s overall financial strength. Adjusted EBITDA is defined as trailing 12-month net earnings (loss) before income taxes, DD&A, impairments, accretion of asset retirement obligation, interest, unrealized gains/losses on risk management, foreign exchange gains/losses, gains/losses on divestitures and other gains/losses. Net Debt to Adjusted EBITDA is monitored by management as an indicator of the company’s overall financial strength and as a measure considered comparable to peers in the industry.